FOR IMMEDIATE RELEASE

EDP Renewables and TC Energy Execute Long-Term Agreement
to Add a 297-Megawatt Wind Farm to Alberta

Calgary, Alberta, Sept. 20, 2021 – News Release – EDP Renewables SA (EDPR), through its fully owned subsidiary EDP Renewables Canada Ltd. (EDPR Canada), and TC Energy Corporation (TSX, NYSX:TRP) (TC Energy or the Company) have executed a 15-year power purchase agreement (PPA) for 100 percent of the output of the 297-megawatt (MW) Sharp Hills Wind Farm, located in the Special Areas municipality near the hamlets of Sedalia and New Bridgen, in the province of Alberta. The PPA will enable the continued development and eventual construction and operations of the wind farm, subject to customary regulatory approvals and conditions.

The 297-MW Sharp Hills Wind Farm is anticipated to be operational in 2023 and will deliver economic benefits to the local project communities and the province of Alberta in the form of payments to local landowners and property tax revenue to the Special Area Board. Sharp Hills will also contribute to the increase in money spent at businesses in the vicinity of the wind farm. The project will create jobs with approximately 300 employment opportunities during the wind farm’s construction and 15-20 permanent, local jobs during the project’s operational life.  The Sharp Hills Wind Farm will also generate enough electricity to annually power the equivalent of more than 164,000 average Alberta homes and will save approximately two billion litres of water per year.

“I want to commend TC Energy and EDP Renewables for their commitment to diversifying Alberta’s energy mix. Our province continues to experience significant investment growth in market-based renewable energy as a result of our commitment to an openly competitive electricity market. As a result, Albertans can count on new investments to power our economy while lowering emissions for decades to come,” said Dale Nally, Associate Minister of Natural Gas and Electricity.

In addition to all the power produced by the Sharp Hills Wind Farm, TC Energy will receive rights to all environmental attributes. The Company is committed to finding solutions for the sustainable energy future and, the investment in the Sharp Hills Wind Farm contributes to its goal of shaping and contributing meaningful advancement toward the energy industry at-large.

“This agreement, which is Alberta’s largest power purchase agreement for wind, is an important step as TC Energy continues to build its renewable energy portfolio,” said Corey Hessen, TC Energy’s Senior Vice President and President, Power and Storage. “This wind project, added to recent agreements in East Strathmore and Claresholm, gives us the capability to offer a variety of renewable energy solutions to Alberta customers. TC Energy is focused on our own decarbonization efforts as well as being the provider of choice for carbon-free energy to the North America industrial, oil, and natural gas sectors.”

The Sharp Hills Wind Farm is EDP Renewables’ third wind farm in Canada, joining its 30-MW South Branch Wind Farm and 100-MW Nation Rise Wind Farm, both of which are operational and located in Ontario.

“Sharp Hills has been thoughtfully developed for a number of years, and I am pleased that with the execution of this contract, we will soon commence construction of the project and supply cost-effective, reliable energy to Albertans for decades to come,” said Miguel Prado, EDP Renewables North America CEO. “We appreciate our relationship with TC Energy and commend the company on its mission to increase investment in zero carbon emission renewable energy projects.”

###

About EDP Renewables North America

EDP Renewables North America LLC (EDPR NA), its affiliates, and its subsidiaries develop, construct, own, and operate wind farms and solar parks throughout North America. Headquartered in Houston, Texas, with 58 wind farms, eight solar parks, and seven regional offices across North America, EDPR NA has developed more than 8,300 megawatts (MW) and operates more than 8,000 MW of onshore utility-scale renewable energy projects. With more than 800 employees, EDPR NA’s highly qualified team has a proven capacity to execute projects across the continent.

For more information, visit www.edpr.com/north-america.

About EDP Renewables

EDP Renewables (Euronext: EDPR), is a global leader in the renewable energy sector and the world's fourth-largest renewable energy producer. With a sound development pipeline, first class assets, and market-leading operating capacity, EDPR has undergone exceptional development in recent years and is currently present in 17 international markets (Belgium, Brazil, Canada, Chile, Colombia, France, Greece, Italy, Mexico, Poland, Portugal, Romania, Spain, Hungary, the United Kingdom, the United States, and Vietnam).

EDPR is committed to furthering social advances in terms of sustainability and integration. This is reflected by the inclusion of the company in the Bloomberg Gender Equality index and the fact that it has been certified as a Top Employer 2020 in Europe (Spain, Italy, France, Romania, Portugal, and the United Kingdom) and a Top Workplace 2020 in the United States, both of which recognize its employee-driven policies.

Energias de Portugal, S.A. (EDP), the principal shareholder of EDPR, is a global energy company and a leader in value creation, innovation, and sustainability. EDP has been included in the Dow Jones Sustainability Index for 13 consecutive years.

About TC Energy

We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-

oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Contacts
EDP Renewables North America Media Inquiries
Blair Matocha, Senior Communications Manager
blair.matocha@edpr.com
(281) 414-7589

TC Energy Media Inquiries
Jaimie Harding / Jennifer Link
media@tcenergy.com
(403) 920-7859 or (800) 608-7859

TC Energy Investor & Analyst Inquiries
David Moneta / Hunter Mau
investor_relations@tcenergy.com
(403) 920-7911 or (800) 361-6522